                       LMS ANNOUNCES THIRD QUARTER RESULTS

FOR IMMEDIATE RELEASE
---------------------

MONTREAL, QUEBEC, FEBRUARY 11, 2005 - LMS MEDICAL SYSTEMS (TSX: LMZ), a
healthcare technology company and developer of the CALM(TM) system (Computer
Assisted Labor Management) today reported results of operations for the third quarter of fiscal 2005. All amounts are in Canadian dollars.

Revenue for the quarter ended December 31, 2004, increased by $646,000 to
$678,000 from $32,000 for the third quarter ended December 31, 2003. Year to date revenue increased by $896,000 to $986,000 from $90,000 in 2003. The loss for the third quarter of fiscal 2005, inclusive of special charges, was
$2,275,000 ($0.15 per share) versus a loss of $1,260,000 ($0.35 per share) in fiscal 2004. The increased loss is primarily attributable to increases in development, sales & marketing, administrative expenses and special charges.
Development expenses increased primarily due to increased staffing to meet development milestones. This resulted in a total increase, net of investment tax credits, of $638,000. Spending in sales & market development increased by
$302,000 due to increased activities and new employees. Administrative expenses increased by $516,000 due to expenses associated with being a public company, stock option expense of $210,000 for the quarter ($280,000 year to date) and additional office, general and rental expenses related to increased Company staffing. In addition, in connection with the registration of the Company with the Toronto Stock Exchange and the Securities & Exchange Commission in the
United States and listing fees for the American Stock Exchange, special charges of $43,000 were incurred during the current quarter ($614,000 year to date).

Cash, cash equivalents and short-term investments held to maturity, as at
December 31, 2004 totaled $11,940,000 versus $1,481,000 at March 31, 2004. The increase is due to the completion of the private placement, the reverse takeover transaction and the exercise of warrants, which generated gross proceeds of
$16,798,000. The total number of shares outstanding at the end of the third quarter 2004 totaled 15.8 million compared to 9.2 million the previous year.

An expanded Management's Discussion and Analysis for the third quarter, and previous periods, is accessible on the LMS website at www.lmsmedical.com.

HIGHLIGHTS:

     o    Record quarterly revenue of $678,000;

     o    Installation of our products at US and Canadian hospitals include but are not limited to the University of Maryland Medical Center in
          Baltimore, Maryland and Sacre-Coeur Hospital in Montreal, Canada.

     o    CALM(TM) Patterns, a Class II medical device for U.S. regulatory purposes, is currently completing its review by the United States Food and Drug Administration.

     o    McKesson Provider Technologies installed their initial clients having assumed distribution responsibilities to McKesson customers earlier in the fall under its private label agreement with LMS.

     o    Completion of the registration process with the United States
          Securities and Exchange Commission, on Form 20-F under the Securities
          Exchange Act of 1934, establishing the Company as a U.S. reporting issuer.

     o    The Company's shares will begin trading mid-February 2005 on the
          American Stock Exchange under the symbol LMZ.

     o    The exercise of 1,292,569 warrants generating cash of $4,175,000.

ABOUT LMS:
LMS is a leader in the application of advanced mathematical modeling and neural networks for medical use. The LMS CALM(TM) Decision Support Suite provides physicians, nursing staff, risk managers and hospital administrators with clinical information systems and decision support tools designed to improve outcomes and patient care for mothers and their infants during labor and delivery.

For further information please contact:      Andrea Miller, Communications
                                             LMS Medical Systems Inc.
                                             Tel:     (514) 488-3461 Ext. 238
                                             Fax:     (514) 488-1880
                                             E-mail   investor@lmsmedical.com
                                             Website: www.lmsmedical.com

This press release contains forward-looking statements that involve risks and uncertainties, which may cause actual results to differ materially from the statements made. For this purpose, any statements that are contained herein that are not statements of historical fact may be deemed to be forward-looking statements made pursuant to the safe harbor provisions of the Private Securities
Litigation Reform Act of 1995. Without limiting the foregoing, the words
"believes," "anticipates," "plans," "intends," "will," "should," "expects,"
"projects," and similar expressions are intended to identify forward-looking statements. You are cautioned that such statements are subject to a multitude of risks and uncertainties that could cause actual results, future circumstances, or events to differ materially from those projected in the forward-looking statements. These risks include, but are not limited to, those associated with the success of research and development programs, the adequacy, timing, and results of clinical trials, the regulatory approval process, competition, securing and maintaining corporate alliances, market acceptance of the Company's products, the strength of intellectual property, financing capability, the potential dilutive effects of any financing, reliance on subcontractors and key personnel, and other risks detailed from time-to-time in the Company's public disclosure documents or other filings with the Canadian and U.S. securities commissions or other securities regulatory bodies. The forward-looking statements are made as of the date hereof, and the Company disclaims any intention and has no obligation or responsibility, except as required by law, to update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise.

Interim Consolidated Financial Statements [Unaudited]
(Not reviewed by the Company's external auditors)

LMS MEDICAL SYSTEMS INC.
As at December 31, 2004 and for the three-month and the nine-month period ended
December 31, 2004 and 2003

LMS MEDICAL SYSTEMS INC.

                       INTERIM CONSOLIDATED BALANCE SHEETS

As at                                                               [Unaudited]

                                                     DECEMBER 31,     MARCH 31,
                                                             2004          2004
                                                               $             $
--------------------------------------------------------------------------------
                                                                       [note 1]
ASSETS
CURRENT ASSETS
Cash and cash equivalents                              11,889,914     1,431,123
Short-term investments                                     50,000        50,000
Accounts receivable                                     1,223,563       207,377
Investment tax credits receivable                       1,097,927     1,210,326
Prepaid expenses                                          391,132       755,359
--------------------------------------------------------------------------------
TOTAL CURRENT ASSETS                                   14,652,536     3,654,185
--------------------------------------------------------------------------------
Property, plant and equipment                             485,481       343,973
Patents                                                    39,405        42,006
--------------------------------------------------------------------------------
                                                       15,177,422     4,040,164
--------------------------------------------------------------------------------

LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES
Accounts payable and accrued liabilities                  741,005     1,053,356
Deferred revenues                                         742,619       482,518
Current portion of obligations under capital leases        22,077        39,981
--------------------------------------------------------------------------------
TOTAL CURRENT LIABILITIES                               1,505,701     1,575,855
--------------------------------------------------------------------------------
Long-term portion obligations under capital leases         81,795        54,782
--------------------------------------------------------------------------------
                                                        1,587,496     1,630,637
--------------------------------------------------------------------------------

SHAREHOLDERS' EQUITY
Capital stock [notes 1 and 2]                          45,312,242    21,755,681
Shares to be issued under the bonus plan [note 2]         450,000            --
Contributed surplus [note 1]                              714,824            --
Warrants [note 2]                                         419,676     1,078,500
Share Option Plan [note 2]                                280,000            --
Unsecured convertible debentures [note 1]                      --     5,800,000
Deficit [note 2]                                      (33,586,816)  (26,224,654)
--------------------------------------------------------------------------------
TOTAL SHAREHOLDERS' EQUITY                             13,589,926     2,409,527
--------------------------------------------------------------------------------
                                                       15,177,422     4,040,164
--------------------------------------------------------------------------------

See accompanying notes

LMS MEDICAL SYSTEMS INC.

                  INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS

For the three-month and nine-month period ended                     [Unaudited]

                                                 3 MONTHS                       9 MONTHS
                                       ----------------------------- -----------------------------
                                        DECEMBER 31,   DECEMBER 31,   DECEMBER 31,    DECEMBER 31,
                                            2004           2003           2004            2003
                                              $              $              $               $
--------------------------------------------------------------------------------------------------
                                                         [note 1]                       [note 1]

Software licenses                          607,234             --        701,105              --
Hardware                                     5,720             --        115,775              --
Technical support and other                 64,862         31,611        168,732          90,402
--------------------------------------------------------------------------------------------------
TOTAL REVENUES                             677,816         31,611        985,612          90,402
--------------------------------------------------------------------------------------------------

OPERATING EXPENSES
Research and development costs           1,128,279        535,856      2,734,494       1,793,784
Investment Tax Credits                    (174,999)      (221,126)      (436,435)       (664,080)
--------------------------------------------------------------------------------------------------
NET RESEARCH AND DEVELOPMENT               953,280        314,730      2,298,059       1,129,704
  EXPENSES
--------------------------------------------------------------------------------------------------
Cost of hardware                             5,148             --         85,602              --
Other direct costs                          76,531          2,951         98,925           2,951
Selling and market development             636,543        335,023      1,697,025       1,219,496
Administrative                             966,181        450,474      1,902,691       1,100,070
Customer support                           215,314        123,218        568,569         407,499
Quality assurance                           40,416         32,445        114,488         112,722
Special charges [note 3]                    42,971             --        613,855              --
Technological showcase project                 113         13,780            931          79,838
Amortization of property, plant and
  equipment                                 43,757         35,414         97,791         121,048
Amortization of patents                        868            868          2,601           2,601
Foreign exchange (gain) loss                30,968        (12,645)        23,489         (70,117)
--------------------------------------------------------------------------------------------------
                                         3,012,090      1,296,258      7,504,026       4,105,812
--------------------------------------------------------------------------------------------------
OPERATING LOSS                          (2,334,274)    (1,264,647)    (6,518,414)     (4,015,410)
Interest on long-term debt                   4,254         21,825         14,372          63,801
Other interest (income) expenses, net      (63,847)       (26,088)      (181,573)            609
--------------------------------------------------------------------------------------------------
NET LOSS                                (2,274,681)    (1,260,384)    (6,351,213)     (4,079,820)
--------------------------------------------------------------------------------------------------
BASIC AND DILUTED LOSS PER SHARE             (0.15)         (0.35)         (0.42)          (1.08)
  [note 4]
--------------------------------------------------------------------------------------------------

See accompanying notes

LMS MEDICAL SYSTEMS INC.

                   INTERIM CONSOLIDATED STATEMENTS OF DEFICIT

For the three-month and nine-month period ended                     [Unaudited]

                                              3 MONTHS                        9 MONTHS
                                    ------------------------------- -----------------------------
                                     DECEMBER 31,     DECEMBER 31,   DECEMBER 31,   DECEMBER 31,
                                         2004            2003           2004            2003
                                           $               $              $               $
-------------------------------------------------------------------------------------------------
                                                       [note 1]                       [note 1]

DEFICIT, BEGINNING OF PERIOD           (31,255,952)   (22,311,922)   (26,224,654)    (18,865,805)
Net loss                                (2,274,681)    (1,260,384)    (6,351,213)     (4,079,820)
Stock dividends on preferred
  shares                                        --       (357,780)            --        (907,227)
Accreted interest on convertible
debentures                                      --        (36,364)            --        (113,598)
Shares, options, warrants and
  unsecured convertible debentures
  issuance costs [note 2]                  (56,183)      (456,676)      (806,133)       (456,676)
Costs related to reverse takeover
  transaction [note 1]                          --             --       (204,816)             --
-------------------------------------------------------------------------------------------------
DEFICIT, END OF PERIOD                 (33,586,816)   (24,423,126)   (33,586,816)    (24,423,126)
-------------------------------------------------------------------------------------------------

See accompanying notes

LMS MEDICAL SYSTEMS INC.

                  INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS

For the three-month and nine-month period ended                     [Unaudited]

                                                  3 MONTHS                        9 MONTHS
                                       -----------------------------  -------------------------------
                                        DECEMBER 31,   DECEMBER 31,    DECEMBER 31,     DECEMBER 31,
                                            2004           2003            2004             2003
                                              $              $               $                $
-----------------------------------------------------------------------------------------------------
                                                         [note 1]                         [note 1]

OPERATING ACTIVITIES
Net loss                                 (2,274,681)    (1,260,384)     (6,351,213)    (4,079,820)
Adjustments for non-cash items:
Amortization of assets                       44,625         36,282         100,392        123,649
Accreted interest on convertible
  debentures                                     --         36,364              --        113,598
Shares to be issued under the bonus
  plan                                      450,000             --         450,000
Stock based compensation                    210,000             --         280,000             --
Net changes in non-cash operating
  working capital items                  (1,410,140)      (225,228)       (591,810)       797,933
-----------------------------------------------------------------------------------------------------
CASH FLOWS RELATED TO OPERATING
  ACTIVITIES                             (2,980,196)    (1,412,966)     (6,112,631)    (3,044,640)
-----------------------------------------------------------------------------------------------------

INVESTING ACTIVITIES
Additions to property, plant and
  equipment                                 (98,249)       (64,538)       (239,299)       (77,387)
-----------------------------------------------------------------------------------------------------
CASH FLOWS RELATED TO INVESTING
  ACTIVITIES                                (98,249)       (64,538)       (239,299)       (77,387)
-----------------------------------------------------------------------------------------------------

FINANCING ACTIVITIES
Repayment of obligations under capital
  leases and  loan payable                  (11,446)        (5,792)        (27,197)      (377,472)
Issuance of obligations under capital
  leases                                     36,306         58,743          36,306         58,743
Issuance of long-term debt and
  convertible debentures                         --        931,500              --        931,500
Increase in bank loans                           --        500,529              --        500,529
Capital stock and other equity
  instruments issuance costs [note 2]       (56,183)            --        (806,133)            --
Increase of capital stock resulting
  from the reverse takeover
  transaction
  [note 1]                                       --             --         958,432             --
Issuance of capital stock                 4,174,998             --      16,798,129      1,378,829
Costs related to reverse takeover
  transaction [note 1]                           --             --        (148,816)            --
-----------------------------------------------------------------------------------------------------
CASH FLOWS RELATED TO FINANCING           4,143,675      1,484,980      16,810,721      2,492,129
  ACTIVITIES
-----------------------------------------------------------------------------------------------------
NET CHANGE IN CASH AND CASH EQUIVALENTS   1,065,230          7,476      10,458,791       (629,898)
Cash and cash equivalents, beginning
  of period                              10,824,684       (166,558)      1,431,123        470,816
-----------------------------------------------------------------------------------------------------
CASH AND CASH EQUIVALENTS, END OF
  PERIOD                                 11,889,914       (159,082)     11,889,914       (159,082)
-----------------------------------------------------------------------------------------------------

See accompanying notes

LMS MEDICAL SYSTEMS INC.

                          NOTES TO INTERIM CONSOLIDATED
                              FINANCIAL STATEMENTS

As at December 31, 2004                                              [Unaudited]

1.   DESCRIPTION OF BUSINESS, REVERSE TAKEOVER TRANSACTION AND BASIS OF
     PRESENTATION

DESCRIPTION OF BUSINESS

LMS Medical Systems Inc.[the "Company"] is incorporated under the Canada
Business Corporations Act. The Company is an early stage company operating in a single business segment and its principal activities have been devoted to the development of leading-edge technology in care management tools in the labor and delivery setting. The Company is currently pursuing its research and development activities as well as the implementation of its distribution network.

To date the Company has financed its cash requirements primarily from shares issuances, loans payables, convertible debentures, investment tax credits and contract revenues. The success of the Company is dependent on obtaining the necessary regulatory approvals, generating revenue from the licensing of its technology in care management tools or directly from its technology and achieving future profitable operations. It will be necessary for the Company to raise additional funds for the continuing development and marketing of its technology.

In connection with the reverse takeover transaction described below, the Company changed its year-end to March 31 effective in 2004.

REVERSE TAKEOVER TRANSACTION

On April 1, 2004, the Company [formerly Trophy Capital Inc.] acquired substantially all of the shares and unsecured convertible debentures from the shareholders and the debenture holders of LMS Medical Systems Ltd. ["LMS"] in exchange for 2.70727 Common shares of the Company for each share of LMS and 300
Common shares of the Company for each $1,000 of principal amount of the $5.8 million unsecured convertible debentures of LMS. All options granted and warrants issued by LMS were also exchanged at a conversion ratio of 2.70727.

This transaction involving the Company, a non-operating public enterprise with nominal net non-monetary assets as at April 1, 2004, is a capital transaction in substance for LMS. As a result, this transaction is viewed as the issuance of equity by LMS to the extent of the net monetary assets available in the Company.
Accordingly, for accounting purposes, the reverse takeover transaction results in the issuance of 406,344 common shares for a consideration of $958,432, which consist of net monetary assets available in the Company at the time of the reverse takeover transaction. The transaction costs of $204,816 of the reverse takeover transaction are recorded within deficit. These costs include the estimated fair value of $56,000 determined based on the Black-Scholes option pricing model, for the grant of 66,666 options by the Company before the finalization of the transaction.

                                                                               1

LMS MEDICAL SYSTEMS INC.

                          NOTES TO INTERIM CONSOLIDATED
                              FINANCIAL STATEMENTS

As at December 31, 2004                                              [Unaudited]

1.   DESCRIPTION OF BUSINESS, REVERSE TAKEOVER TRANSACTION AND BASIS OF
     PRESENTATION [CONT'D]

The following assumptions were used to determine the fair value: expected average life of 3.2 years, fair value of $3 per common share, dividend yield of nil, volatility factor of 0.278 and risk-free interest rate of 5%. These options were granted to a financial advisor and prior board members of the non-operating public enterprise in connection with the issuance by the non-operating public enterprise of its capital stock for a gross proceed of $1 million, which was required in order to the reverse takeover transaction to take place. Each option allows the holder to acquire one common share at an exercise price of $3.00 per share. 26,666 of these options are exercisable on or before January 2006 and
40,000 of these options are exercisable on or before January 2008.

As a result, the Company became the legal parent company of LMS. These unaudited interim consolidated financial statements of the Company include the financial results of LMS as at December 31, 2004, and for the three-month and nine-month period ended December 31, 2004 and 2003. Following the reverse takeover transaction, historical financial information presented for comparative purposes by the Company, is that of LMS. The historical shareholder's equity of the
Company prior to the reverse takeover transaction was retroactively restated for the number of shares received in the reverse takeover transaction. Earnings per share calculations also give effect to the reverse takeover transaction for all periods presented.

BASIS OF PRESENTATION

These unaudited interim consolidated financial statements of the Company have been prepared by management in accordance with Canadian generally accepted accounting principles [Canadian GAAP] for interim financial information.
Accordingly, they do not include all of the disclosures required by Canadian
GAAP for annual financial statements. In the opinion of management all adjustments of a normally recurring nature considered necessary for a fair presentation have been included. Operating results for interim period are not necessarily indicative of the results that may be expected for the full year.
These financial statements should be read in conjunction with the audited consolidated financial statements of LMS for the five-month period ended March
31, 2004 and the reverse takeover transaction described above. The accounting policies and methods followed in the preparation of these unaudited interim consolidated financial statements are the same as those in the audited consolidated financial statements of LMS for the five-month period ended March
31, 2004. The consolidated balance sheet as at March 31, 2004 has been derived from the audited consolidated financial statements of LMS at that date but does not include all of the information and footnotes required by Canadian GAAP for complete financial statements.

                                                                               2

LMS MEDICAL SYSTEMS INC.

                          NOTES TO INTERIM CONSOLIDATED
                              FINANCIAL STATEMENTS

As at December 31, 2004                                              [Unaudited]

2.   CAPITAL STOCK

AUTHORIZED BEFORE THE REVERSE TAKEOVER TRANSACTION [LMS MEDICAL SYSTEMS LTD.
"LMS"]

An unlimited number of voting Class A common shares, without par value.

An unlimited number of non-voting Class B common shares, without par value.

An unlimited number of convertible preferred shares, voting, with an annual cumulative dividend of 18%, payable in preferred shares of the same category.
Each convertible preferred share and all accumulated but unpaid dividends thereon, whether or not declared, shall be automatically converted into common shares, at a rate of 1 common share for each convertible preferred share, subject to an adjustment of preferred conversion rate clause. The conversion could occur upon the adoption of a resolution by the holders of at least two thirds [66 2/3%] of the then outstanding convertible preferred shares.

AUTHORIZED AFTER THE REVERSE TAKEOVER TRANSACTION [note 1]

An unlimited number of common shares without par value.

Changes in common shares issued and outstanding are summarized as follow:

                                                      NUMBER            $
-------------------------------------------------------------------------------

COMMON SHARES
Balance as at March 31, 2004 as reported
  in the financial statements of LMS                  3,382,536     21,755,681
Conversion ratio [note 1]                               2.70727             --
-------------------------------------------------------------------------------
Balance, beginning of period                          9,157,434     21,755,681
Issued:
  On reverse takeover [note 1]                          406,344        958,432
  On conversion of convertible debentures [note 1]    1,740,000      5,800,000
  On exercise of options                                 40,000        120,000
  On issuance of common shares for cash               3,000,000     12,000,000
  On exercise of warrants                             1,448,051      4,678,129
-------------------------------------------------------------------------------
BALANCE AS DECEMBER 31, 2004                         15,791,829     45,312,242
-------------------------------------------------------------------------------

                                                                               3

LMS MEDICAL SYSTEMS INC.

                          NOTES TO INTERIM CONSOLIDATED
                              FINANCIAL STATEMENTS

As at December 31, 2004                                              [Unaudited]

2.   CAPITAL STOCK [CONT'D]

Following the exercise of 40,000 options, the Company issued 40,000 common shares on April 1, 2004 for cash consideration of $120,000.

On April 8, 2004, the Company issued 3,000,000 Common shares at a price of $4 per share for cash consideration of $12,000,000. The net proceeds amounted to
$11,250,050, after the estimated share issuance costs of $749,950.

During the nine-month period ended December 31, 2004 1,488,051 warrants were exercised for a total proceed of $4,678,129.

EMPLOYEE BONUS PLAN

The Company has adopted an Employee Bonus Plan, which sets out the criteria pursuant to which employees may earn bonuses and which provides that the bonuses will be paid in common shares of the Company. The maximum number of common shares issuable under the plan is 250,000. This plan is subject to regulatory approval. As of December 31, 2004, $450,000 has been accrued as part of shareholders' equity with respect to the plan. Based on the recent share price of the Company of $4.20, the accrued amount would result in an issuance of
107,000 common shares. Upon receipt of regulatory approval, shares will be issued to employees who have earned bonuses.

WARRANTS

The changes to number of warrants issued by the Company is as follows:

                                                        #              $
--------------------------------------------------------------------------------
Balance as at March 31, 2004 as reported in the
  consolidated financial statements of LMS          1,199,488      1,078,500
Conversion ratio [note 1]                             2.70727             --
--------------------------------------------------------------------------------
BALANCE, AS AT MARCH 31, 2004                       3,247,338      1,078,500
--------------------------------------------------------------------------------
Exercise of warrants                               (1,448,051)      (692,024)
Issuance of warrants                                   20,000         33,200
--------------------------------------------------------------------------------
BALANCE AS DECEMBER 31, 2004                        1,819,287        419,676
--------------------------------------------------------------------------------

Each warrant allows its holder to acquire one Class A common share for a cash consideration of $3.23. The warrants expire from July 2004 to March 2009 with an average remaining life of 1.9 years as at December 31, 2004.

In October 2004, the Company issued 20,000 warrants with terms and conditions indicated above. The value used to compute estimated fair value of $33,200 was determined based on the Black-Scholes option-pricing model. The following assumptions were used to determine the fair value: expected average life of 5 years, fair value of $4.85 per common share, dividend yield of nil, volatility factor of 0.278 and risk-free interest rate of 5%.

                                                                               4

LMS MEDICAL SYSTEMS INC.

                          NOTES TO INTERIM CONSOLIDATED
                              FINANCIAL STATEMENTS

As at December 31, 2004                                              [Unaudited]

2.   CAPITAL STOCK [CONT'D]

In prior financial statements, an excess value of $55,600 was incorrectly attributed to the issuance of warrants, which occurred in the five-month period ended March 31, 2004. These interim financial statements have reclassified the difference from warrants to deficit with no impact on total shareholders'
equity, net loss and net loss per share.

STOCK OPTION PLAN

The changes to number of stock options granted by the Company and their weighted average exercise price are as follows:

                                                               WEIGHTED AVERAGE
                                                                EXERCISE PRICE
                                                     NUMBER            $
--------------------------------------------------------------------------------

 Balance as at March 31, 2004 as reported in the
   consolidated financial statements of LMS          181,706         12.01
 Conversion ratio [note 1]                           2.70727
--------------------------------------------------------------------------------

 Balance, beginning of period                        491,927          4.44
 Reverse takeover [note1]                             66,666          3.00
 Exercised                                           (40,000)         3.00
 Granted                                             925,465          4.19
 Expired                                             (31,786)        (3.69)
--------------------------------------------------------------------------------
 BALANCE, AS AT DECEMBER 31, 2004                  1,412,272          4.25
--------------------------------------------------------------------------------

At the time of the reverse takeover transaction, the Company created a stock option plan for employees, directors and certain external consultants, which was subject to shareholder approval. This plan was put in place to replace the stock option plan that existed in LMS Medical Systems Ltd. prior to the reverse takeover transaction. Pursuant to the terms of the new plan, the board is authorized to grant to directors, officers, and employees of the Company and its subsidiaries, as well as to other persons who provide ongoing management or consulting services to the Company or its subsidiaries, options to acquire common shares of the Company at such prices as may be fixed at the time of the grant, provided however that the option exercise price shall not be less than the closing sale price of the Company's common shares on the Toronto Stock
Exchange on the last trading day prior to the grant of the option. Options granted under the new plan shall be non-assignable and non-transferable, and shall have a maximum term of 10 years.

                                                                               5

LMS MEDICAL SYSTEMS INC.

                          NOTES TO INTERIM CONSOLIDATED
                              FINANCIAL STATEMENTS

As at December 31, 2004                                              [Unaudited]

2.   CAPITAL STOCK [CONT'D]

STOCK OPTION PLAN

During the period, the Company granted 925,465 options [including 350,000 options granted at the time of the reverse takeover transaction] to employees, directors and external consultants under this new plan, which was approved at the shareholders annual and special meeting held on September 15, 2004. The fair value of these options using the Black-Scholes option pricing model are estimated to be $1,470,000 and the Company will record the related expenses over the remaining vesting period. The assumptions used included: expected life of
4.5 years, fair value of $4.50 per common share, dividend yield of nil, volatility factor of 0.278 and risk-free interest rate of 5%. At the annual and special meetings, the shareholders have also fixed at 2,149,942 the maximum number of options that can be granted under the new stock option plan.

During the three-month and nine-month period ended December 31, 2004, the
Company recorded a stock option expense of $210,000 and $280,000 respectively, as part of Administrative expenses in connection with the above grants.

Pro forma disclosure regarding options granted under the LMS stock option plan prior to the reverse takeover transaction is as follows:

                                        THREE MONTH PERIOD ENDED       NINE-MONTH PERIOD ENDED
                                      ----------------------------- ------------------------------
                                       DECEMBER 31,   DECEMBER 31,   DECEMBER 31,    DECEMBER 31,
                                           2004           2003           2004            2003
                                             $              $              $               $
--------------------------------------------------------------------------------------------------

NET LOSS [see note 4]                   (2,274,681)    (1,654,528)    (6,351,213)     (5,100,645)
Stock-based  compensation costs that
  would have been  included  in the
  determination  of net loss if the
  fair value based  method has been
  applied                                  (29,349)       (29,805)       (88,047)        (89,415)
--------------------------------------------------------------------------------------------------
PRO FORMA NET LOSS                      (2,304,030)    (1,684,333)    (6,439,260)     (5,190,060)
--------------------------------------------------------------------------------------------------
PRO FORMA BASIC AND DILUTED LOSS
  PER SHARE                                  (0.15)         (0.36)         (0.42)          (1.10)
--------------------------------------------------------------------------------------------------

                                                                               6

LMS MEDICAL SYSTEMS INC.

                          NOTES TO INTERIM CONSOLIDATED
                              FINANCIAL STATEMENTS

As at December 31, 2004                                              [Unaudited]

3.   SPECIAL CHARGES

During the three-month and nine-month period ended December 31, 2004, the
Company incurred professional fees, listing fees and other charges totaling
$42,971 and $613,855 respectively, in connection with the professional legal and accounting fees, listing fees and other expenses incurred in connection with the listing of common shares on the Toronto Stock Exchange on April 22, 2004 as well as the filing of a registration statement on Form 20-F with the United States
Securities and Exchange Commission under the Securities Exchange Act of 1934 to become a registrant under that Act as a foreign private issuer. In January 2005, the United States Securities and Exchange Commission accepted the foreign private issuer registration filed by the Company and the Company initiated the process to obtain a listing on the American Exchange.

4.   BASIC AND DILUTED LOSS PER SHARE

The reconciliation of the numerator and denominator for the calculation of loss per share is as follows:

                                        THREE MONTH PERIOD ENDED       NINE-MONTH PERIOD ENDED
                                      ----------------------------- ------------------------------
                                       DECEMBER 31,   DECEMBER 31,   DECEMBER 31,    DECEMBER 31,
                                           2004           2003           2004            2003
                                             $              $              $               $
--------------------------------------------------------------------------------------------------

NUMERATOR
Net loss                                (2,274,681)    (1,260,384)    (6,351,213)     (4,079,820)
Stock dividends on preferred shares             --       (357,780)            --        (907,227)
Accreted interest on convertible                --        (36,364)            --        (113,598)
  debentures
--------------------------------------------------------------------------------------------------
NET LOSS ATTRIBUTABLE TO COMMON         (2,274,681)    (1,654,528)    (6,351,213)     (5,100,645)
   SHARES - BASIC AND DILUTED
--------------------------------------------------------------------------------------------------

DENOMINATOR
Weighted-average number of common
  shares - basic and diluted            15,188,926      4,729,953     15,188,926       4,729,953
--------------------------------------------------------------------------------------------------

                                                                               7

                       MANAGEMENT'S DISCUSSION & ANALYSIS

Management's discussion and analysis ("MD&A") provides a review of our performance for the three-month period ended December 31, 2004, and should be read in conjunction with the unaudited interim consolidated financial statements of LMS Medical Systems Inc. ("the Company") as at December 31, 2004 and for the
three-month and nine-month period then ended and with the Company's annual audited financial statements. We prepared these unaudited interim consolidated financial statements in accordance with Canadian generally accepted accounting principles ("Canadian GAAP") for interim financial information. These financial statements have not been reviewed or audited by our external auditors. This MD&A is current as of February 10, 2005.

On April 1, 2004, we acquired 99.98% of the shares and unsecured convertible debentures from the shareholders and debenture holders of LMS Medical Systems
Ltd. in exchange for 2.70727 of our common shares for each share LMS Medical
Systems Ltd. acquired and 300 of our common shares for each $1,000 of principal amount of the unsecured convertible debentures of LMS Medical Systems Ltd.
acquired. As a result, LMS Medical Systems Ltd. became a subsidiary of our
Company. All of the previously issued outstanding options and warrants of LMS
Medical Systems Ltd. were exchanged for economically equivalent options and warrants of our Company. Effective September 30, 2004 LMS Medical Systems Ltd.
became a wholly owned subsidiary of our Company, the holders of the outstanding
0.02% having tendered their shares on the 2.70727 basis noted above.

This transaction with our Company, a non-operating public enterprise with nominal net non-monetary assets, is in substance a capital transaction for LMS
Medical Systems Ltd. ("LMS"). As a result, this transaction is viewed as the issuance of equity by LMS to the extent of the net cash available in our
Company. Accordingly, the following interim financial statements as of December
31, 2004 represent a continuation of LMS, which has been renamed LMS Medical
Systems (Canada) Ltd.. Following the above-described transaction the historical comparative financial information is that of LMS. In addition, the year-end for our Company and our subsidiary LMS has been changed to March 31st.

As of December 31, 2004 there were 15,791,829 common shares outstanding, and
1,412,272 options as well as 1,819,287 warrants outstanding to purchase common shares.

All dollar amounts herein are in Canadian dollars unless otherwise indicated.
"We", "us", "our" or "our Company" means LMS Medical Systems Inc. and its subsidiaries unless otherwise indicated.

NOTE REGARDING FORWARD-LOOKING STATEMENT
----------------------------------------

Our MD&A contains forward-looking statements, which reflect our current expectations regarding future events. Forward-looking statements are often, but not always, identified by the use of words such as "seek", "anticipate", "plan",
"estimate", "expect" and "intend" and statements that an event or result "may",
"will", "should", "could" or "might" occur or be achieved and other similar expressions. These forward-looking statements involve

risk and uncertainties which could cause actual results, performance, or achievements to differ materially from the results discussed or implied in the forward-looking statements. Many risks are inherent in our industry and others are more specific to our Company. Investors should consult the "Risk Factors"
section of the MD&A as well as our quarterly financial statements, annual reports, annual information forms and other continuous disclosure filings for additional information on risks and uncertainties relating to these forward-looking statements. Investors should not place undue reliance on any forward-looking statements. We assume no obligation to update or amend any forward-looking statements whether as a result of new information, future events or otherwise.

OVERALL PERFORMANCE
-------------------

We are an obstetrics-focused healthcare technology company. Based on advanced medical research focusing on the Labor & Delivery cycle, our unique technology provides obstetrics and gynecology teams and hospitals with state-of-the-art clinical decision support tools to assist them in achieving clinically and cost effective interventions.

Our core technology, Computer Assisted Labor Management (CALMTM) was developed at the Faculty of Medicine, McGill University in Montreal, with Dr. Emily
Hamilton as the principal investigator.

OVERVIEW
--------

For the past eight years, we have been actively developing a series of software-based products that are focused in the area of obstetrics. Our products specifically deal with the labor and delivery process. In particular, our products focus on how labor develops in the mother and impacts the fetus. It is well known that distress created by the labor and delivery process often results in birth related brain damage.

The most significant developments affecting our Company in the third quarter ended December 31, 2004 were:

     o    Record quarterly revenue of $678,000;

     o    Installation of our products at US and Canadian hospitals include but are not limited to the University of Maryland Medical Center in
          Baltimore, Maryland and Sacre-Coeur Hospital in Montreal, Canada;

     o    CALM(TM) Patterns, a Class II medical device for U.S. regulatory purposes, is currently completing its review by the United States Food and Drug Administration;

     o    McKesson Provider Technologies installed their initial clients having assumed distribution responsibilities to McKesson customers earlier in the fall under its private label agreement with LMS;

     o    Completion of the registration process with the United States
          Securities and Exchange Commission, on Form 20-F under the Securities
          Exchange Act of 1934, establishing the Company as a U.S. reporting issuer;

     o    The Company's shares will begin trading mid-February 2005 on the
          American Stock Exchange under the symbol LMZ;

     o    The exercise of 1,292,569 warrants generating cash of $4,175,000.

The most significant developments affecting our Company in the first half of the year, to September 30, 2004 were:

     o    Completion in April of a round of financing by which we have raised total gross proceeds of $12.0M;

     o    Completion in April 2004 of a listing on the Toronto Stock Exchange;

     o    Appointment of Mr. Andre Berard, Terrence H. Gregg and Harry G. Hohn
          to the Board of Directors;

     o    Signing of sales agreements with leading U.S. and Canadian based hospitals for the installation of our products;

     o    McKesson Information Solutions assumed responsibility for the sales and marketing or our products to McKesson customers under its Horizon
          ClinicalsTM private label;

     o    CALMTM Patterns, an advanced obstetrical tool that uses the power of the computer to provide objective, real-time detection, classification and labeling of fetal heart rate patterns in the assessment of fetal distress, received marketing clearance from Health Canada;

     o    CALMTM Patterns, a Class II medical device for U.S. regulatory purposes, is currently being reviewed by the United States Food and
          Drug Administration;

     o    Filing of a registration statement on Form 20-F with the United States
          Securities and Exchange Commission under the Securities Exchange Act of 1934 to become a registrant under that Act;

     o    Filing of an application for the listing of the Company's shares on the American Stock Exchange;

     o    Exercise of 155,482 warrants generating cash of $503,000.

CRITICAL ACCOUNTING ESTIMATES
-----------------------------

Our financial statements are prepared in accordance with Canadian GAAP. Our critical accounting estimates include revenue recognition, the recording of research and development expenses and related investment tax credits, stock-based compensation expenses, financial instruments and income taxes. For a more detailed discussion of our critical accounting estimates, please refer to the MD&A included in our 20-F filings with the United States Securities and
Exchange Commission and our March 31st, 2004 Annual Report. There have been no material changes to such estimates since that time.

SELECTED FINANCIAL INFORMATION -
THREE-MONTH AND NINE-MONTH PERIOD ENDED DECEMBER 31, 2004 AND 2003
(IN THOUSANDS OF CANADIAN DOLLARS).

                                            3 MONTHS                             9 MONTHS
-----------------------------------------------------------------------------------------------------
                                     DEC. 31,         DEC. 31,            DEC. 31,       DEC. 31,
                                        2003              2004                2003           2004
                                          $                 $                   $              $
-----------------------------------------------------------------------------------------------------

REVENUES                                 678                32                 986             90
-----------------------------------------------------------------------------------------------------
OPERATING EXPENSES:
Research & development costs           1,128               536               2,734          1,794
Investment tax credits                  (175)             (221)               (436)          (664)
-----------------------------------------------------------------------------------------------------
NET RESEARCH & DEVELOPMENT               953               315               2,298          1,130
-----------------------------------------------------------------------------------------------------
Cost of hardware                           5                 -                  86              -
Other Direct costs                        77                 3                  99              3
Selling and market development           637               335               1,697          1,219
Administrative                           966               450               1,903          1,100
Customer support                         215               123                 569            407
Quality assurance                         40                32                 114            113
Special charges                           43                 -                 614              -
Other (net)                               76                39                 124            133
-----------------------------------------------------------------------------------------------------
Total expenses                         3,012             1,297               7,504          4,105
Operating loss                         2,334             1,265               6,518          4,015
-----------------------------------------------------------------------------------------------------
NET LOSS                               2,275             1,260               6,351          4,080
BASIC AND DILUTED LOSS PER SHARE       (0.15)            (0.35)              (0.42)         (1.08)
-----------------------------------------------------------------------------------------------------

CASH FLOW RELATED TO:
Operating Activities                  (2,980)           (1,413)             (6,113)        (3,045)
Investing Activities                     (98)              (65)               (239)           (77)
Financing Activities                   4,144             1,484              16,811          2,492
-----------------------------------------------------------------------------------------------------
NET CHANGE                             1,066                 6              10,459           (630)
-----------------------------------------------------------------------------------------------------

BALANCE SHEET INFORMATION:                                                 DEC. 31,      MARCH 31,
                                                                              2004           2003
-----------------------------------------------------------------------------------------------------
CASH AND SHORT-TERM INVESTMENTS                                             11,940          1,481
TOTAL ASSETS                                                                15,177          4,040
TOTAL DEBT                                                                     104             95
TOTAL SHAREHOLDERS' EQUITY                                                  13,590          2,410
-----------------------------------------------------------------------------------------------------

RESULTS OF OPERATIONS
---------------------

THREE-MONTH PERIOD ENDED DECEMBER 31, 2004 COMPARED TO THE THREE-MONTH PERIOD
ENDED DECEMBER 31, 2003 AND THE NINE-MONTH PERIOD ENDED DECEMBER 31, 2004
COMPARED TO THE NINE-MONTH PERIOD ENDED DECEMBER 31, 2003.

REVENUES
Our revenues for the three-month period ended December 31 increased from $32,000 in 2003 to $678,000 for the same period in 2004. The increase is due to new installations completed during the period. Maintenance revenues increased as a result of an expanded installed base of maintenance contracts. Revenues in the nine-month period increased by $896,000 from $90,000 in 2003 to $986,000 in
2004, due to increases in: software installations of $701,000; maintenance and technical support revenues of $78,000; and hardware revenues relating to a turnkey project of $117,000. Revenues in the nine-month period ended December
31, 2003 related to maintenance contracts.

RESEARCH AND DEVELOPMENT EXPENSES AND INVESTMENT TAX CREDITS
For the three-month period ended December 31, 2004 expenditures before investment tax credits were $1,128,000 as compared to $536,000 for the same period in 2003. These expenditures were incurred in the development of a new version of our technology, which is expected to be released in early 2005, and the interfacing of our products with a U.S. distributor. The overall increases relate primarily to the growth in the number of our permanent employees, as well as outsourcing to temporary consultants to meet our development milestones.
Based on our current operating plan, we expect our permanent development staffing levels to increase slightly throughout the end of fiscal 2005 and level off in mid fiscal 2006. For the nine-month period ended December 31, 2004 R&D expenditures increased from $1,794,000 in 2003 to $2,734,000 for the same period in 2004. As described above, the increases were primarily due to increased staffing levels.

Investment tax credits decreased for the three-months ended December 31 from
$221,000 in 2003 to $175,000 for the same period in 2004. For the nine-month period ended December 31 investment tax credits decreased from $664,000 in 2003 to $436,000 for the same period in 2004. This decrease is primarily due to the fact that, following the Company's listing on the Toronto Stock Exchange, the
Canadian federal investment tax credits are no longer refundable. Public companies may however, carry forward their federal investment tax credits for a ten-year period to reduce future federal taxes payable. No amounts related to carry forward investment tax credits have been recorded in the financial statements. Eligible expenditures incurred in Quebec remain qualified for the refundable provincial research and development investment tax credits. The overall decrease in the investment tax credits, as a result of federal investment tax credits no longer being refundable, was partially offset by the overall increases in the salary expenditures and consulting contracts which are the primary eligible expenses for purposes of investment tax credits.

SELLING AND MARKET DEVELOPMENT
Selling and Market Development expenses for the three-month period ended
December 31, 2004 were $637,000 as compared to $335,000 for the same period in
2003. The increase is the result of the addition of sales account managers and new employees engaged in marketing, as well as commissions paid related to revenues generated during the quarter. Due to increases in staffing, related travel and tradeshow expenses were increased. As a result, for the nine-month period ended December 31 these expenses increased from $1,219,000 in 2003 to
$1,697,000 for the same period in 2004. We expect to continue to gradually increase the sales and market development expenses in order to further promote and sell our products.

OTHER DIRECT COSTS AND COST OF HARDWARE
Our other direct costs for the three-month period ended December 31 increased from $3,000 in 2003 to $77,000 for the same period in 2004. The increase is primarily due to product royalties on software installations completed during the period. Direct costs in the nine-month period ended December 31, 2003 were
$99,000 compared to $3,000 for the same period in 2003. The 2004 nine-month period also included the hardware costs related to the turnkey operation described above of $86,000.

ADMINISTRATIVE
Administrative expenses for the three-month period ended December 31, 2004 increased to $966,000 compared to $450,000 for the same period in 2003. The increases relate to: the recording of a $210,000 (nil in 2003) expense with respect to stock options issued ($280,000 for nine-months ended December 31,
2004, nil in 2003); additional accounting, legal and related expenses related to being a public company; an increase in insurance premiums for commercial, product and director and officer coverage; an increase in salaries; and
additional office, general and rental expenses related to increased staffing levels. As a result, expenses for the nine-month period ended December 31 also increased from $1,100,000 in 2003 to $1,903,000 for the same period in 2004.

CUSTOMER SUPPORT
Our Customer Support department is a dedicated 24/7-service center for our customers. For the three-month period ended December 31 our Customer Support department expenses increased from $123,000 in 2003 to $215,000 for the same period in 2004. For the nine-month period ended December 31, 2004, these expenses were $569,000 compared to $407,000 for the same period in 2003. The change in 2004 results mainly from the addition of new employees to support the expansion of our customer support activities relating to increased number of installations of our software.

QUALITY ASSURANCE
In 2002, we created departments of Quality Assurance and Regulatory Affairs with the responsibility of ensuring compliance with all applicable requirements and regulations of each country where our products are expected to be marketed. For the three-month period ended December 31 these expenses increased slightly from
$32,000 in 2003 to $40,000 for the same period in 2004. For the nine-month period ended December 31, these expenses increased from $113,000 in 2003 to
$114,000 for the same period in 2004.

SPECIAL CHARGES
Special charges relate to professional legal and accounting fees, listing fees and other expenses incurred in connection with the listing of our common shares on the Toronto Stock Exchange on April 22, 2004, as well as the filing of a registration statement on Form 20-F with the United States Securities and
Exchange Commission under the Securities Exchange Act of 1934 to become a foreign registrant under that Act. The registration statement was accepted by the United States Securities and Exchange Commission in early 2005.
Approximately $43,000 of these expenses were recorded during the third quarter of fiscal 2005. We expect to incur additional, charges related to the completion of the registration process and the listing with the American Stock during the last quarter of fiscal 2005. The total special charges recorded for the nine-month period ended December 31, 2004 were 614,000 (nil in 2003).

OTHER EXPENSES/INCOME
Other expenses incurred and other revenue generated includes our technical showcase project, amortization of property, plant and equipment, amortization of patents and foreign exchange gain or loss. We incurred other expenses of $33,000 for the three-month period ended December 31, 2003 compared to $16,000 in the same period of 2004. Following the additional liquidities that were generated during the nine-month

period ended December 31, 2004 we generated net interest income of $60,000 compared to $4,000 for the same period in 2003. For the three-month period ended
December 31, 2003, we spent $14,000 on our technological showcase project compared to nil for the same period in 2004. For the nine-month period ended
December 31, 2004 we generated net interest income of $167,000 (net expense of
$64,000 for the same period in 2003), we incurred $1,000 on our technological showcase project ($80,000 for the same period in 2003). As a result, we have generated other income for an amount of $42,000 for the nine-month period ended
December 31, 2004 compared to an expense of $198,000 for the same period in
2003.

NET LOSS
Our net loss for the three-month period ended December 31, 2004 was $2,275,000
($0.15 per share) compared with $1,260,000 for same period in 2003 ($0.35 per share). For the nine-month period ended December 31, 2004 our net loss was
$6,351,000 ($0.42 per share) compared to $4,080,000 ($1.08 per share) for the same period in 2003. Although there was an increase in the net loss, the loss per share decreased as a result of a greater number of shares outstanding.

LIQUIDITY AND CAPITAL RESOURCES
-------------------------------

OPERATING ACTIVITIES
Cash flow used for operations totaled $2,980,000 for the three month period ended December 31, 2004 compared to $1,413,000 for the same period in 2003.

In 2004, cash used in our operating activities is mainly explained by our net loss of $2,275,000 ($1,260,000 for the same period in 2003) and by a negative net change in non-cash operating working capital of $1,410,000 ($225,000 for the same period in 2003), which resulted mainly from the increased revenues and related receivables and reduced payables.

For the nine-month period ended December 31, 2004 we used $6,113,000 for our operations compared to $3,045,000 for the same period in 2003. The difference is mainly explained by the increase in our net loss from $4,080,000 in the nine-month period ended December 31, 2003 to $6,351,000 for the same period in
2004.

INVESTING ACTIVITIES
Our investing activities consisted of the acquisition of equipment required for our activities. For the three-month period ended December 31, 2004 we spent
$98,000 ($65,000 for the same period in 2003) and for the nine-month period ended December 31, 2004 we spent $239,000 ($77,000 for the same period in 2003)
for equipment.

FINANCING ACTIVITIES
We have financed our operations, technology development, patents filings and capital expenditures primarily through equity offerings of shares, issuance of convertible notes, the receipt of investment tax credits earned on eligible expenditures, by loans from financial institutions and by capital leases. Since our inception, we have raised gross proceeds in excess of $48 million from the issuance of equity.

During the three-month period ended December 31, 2004, the financing activities generated $4,144,000 compared to $1,484,000 for the same period in 2003. The increase was due to the exercise of warrants when compared to issuance of convertible debentures and debt of $1,490,000 in 2003. For the nine-month period ended December 31, 2004 the financing activities generated $16,811,000 primarily from the issuance of common shares, compared to $2,492,000 for the same period in 2003 relating to issuance of shares, convertible debentures and debt.

Our cash and cash equivalents increased by $1,066,000 for the three-month period ended December 31, 2004 compared to an increase of $6,000 for the same period in
2003. For the nine-month period ended December 31,2004 our cash and cash equivalents increased by $10,459,000 compared to a decrease of $630,000 for the same period in 2003, leaving a balance at the end of the 2004 period of
$11,940,000 compared to a deficit of $159,000 at the end of the same period in
2003.

As of December 31,2004, we have no debt other than capital leases, which totaled
$104,000 and are repayable over the next 5 years. Our operating obligations are as follows:

                      Less than 1 year     $200,000
                      1 to 3 years         $406,000
                                           --------
                      Total                $606,000

We may require additional financing to expand our operations and intend to raise funds from time to time. Funding requirements may vary depending on a number of factors, including the progress of our research and development program, the establishment of collaborations and the market acceptance of our products in
North America and internationally.

We expect to continue to incur operating losses as we focus on the interfacing of our system with those of our distributors, commercialization of a new product during fiscal 2005 and a new release of the CALMTM View system during 2005.
Based on current plans, it is anticipated that total expenses will increase during fiscal 2005 as a result of the factors mentioned above. We believe we have sufficient resources to fund operations through the next twelve months.
However, in light of the inherent uncertainties associated with the regulatory approval process and our ability to secure sales and additional distribution agreements, further financing may be required to support our operations in the future.

When additional funds are required, potential sources of financing include strategic relationships and public or private sales of our common shares. We do not have any committed sources of financing at this time and it is uncertain whether additional funding will be available when the need arises on terms that will be acceptable to us. If funds are raised by issuing additional common shares, or other securities convertible into our common shares, the ownership interests of our existing shareholders will be diluted. If we are unable to obtain financing when required, we will not be able to carry out our business plan, including our marketing and distribution initiatives. We would have to significantly limit our operations and business, and our financial condition and results of operations would be materially harmed.

RELATED PARTY TRANSACTION
-------------------------
The Company incurred fees of $45,000 during the period ($135,000 for the nine-month period) under a management services agreement with a related company having one common director.

RISK FACTORS
------------
For a more detailed discussion of risk factors that could materially affect our results of operations and financial condition, please refer to the company's
Annual Information Form.

OTHER MD&A REQUIREMENTS
-----------------------
All relevant information related to our Company is filed, in Canada, electronically at www.sedar.com and in the United States of America at
www.sec.gov.